THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

                                    CONTENTS
                                   ----------






                                                                  PAGE
INDEPENDENT AUDITORS' REPORT                                       1


AUDITED FINANCIAL STATEMENTS

         Statements of Net Assets Available
           for Benefits                                            2

         Statement of Changes in Net Assets
           Available for Benefits                                  3

         Notes to Financial Statements                          4  -  8


OTHER FINANCIAL INFORMATION

         Supplemental Schedules                                 9  -  12

                          INDEPENDENT AUDITORS' REPORT


To the Board of Trustees of
The First National Bank of Chester County -
Retirement Savings Plan
West Chester, PA  19381


We have audited the accompanying statements of net assets available for benefits of The First National Bank of Chester County - Retirement Savings Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year then ended December 31, 2001. These financial statements are the responsibility of the Trustees of The First National Bank of Chester County - Retirement Savings Plan. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustees, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Retirement Savings Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year then ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





                         UMBREIT, DITTMER & KORENGEL, PC
                          CERTIFIED PUBLIC ACCOUNTANTS



June 17, 2002

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2001 AND 2000







                     ASSETS                                                   2001                       2000
                                                                              ----                       ----

Investments, at fair value
     Mutual funds                                                           $3,918,894                $3,745,981
     Bank certificates of deposit                                              900,000                   710,000
     Common stock                                                            1,543,307                 1,539,952
     Notes receivable                                                          133,711                   120,227
                                                                            ----------                ----------

          TOTAL INVESTMENTS                                                  6,495,912                 6,116,160
                                                                            ----------                ----------

Receivables
     Employer's fixed contributions                                            289,467                   264,916
     Employees' contributions                                                   29,929                    20,931
     Employer matching contribution                                              6,688                     9,535
Accrued interest income                                                          8,825                     7,092
Accrued dividend income                                                         20,422                    19,824
                                                                            ----------                ----------

          TOTAL RECEIVABLES                                                    355,331                   322,298
                                                                            ----------                ----------

Cash and cash equivalents                                                      187,301                   184,471
                                                                            ----------                ----------

          TOTAL ASSETS                                                       7,038,544                 6,622,929
                                                                            ----------                ----------


                   LIABILITIES

Accrued expenses                                                                     -                     2,645
                                                                            ----------                ----------

           TOTAL LIABILITIES                                                         -                     2,645
                                                                            ----------                ----------



     NET ASSETS AVAILABLE FOR BENEFITS                                      $7,038,544                $6,620,284
                                                                            ==========                ==========








---------------------------------------
The accompanying notes are an integral part of these financial statements.

                                                                            -2-

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2001





ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   INVESTMENT INCOME
          Net appreciation/(depreciation) in
            Fair value of investments                                                   $     (369,124)
          Interest                                                                              60,520
          Dividends                                                                            150,862


                  TOTAL INVESTMENT INCOME                                                     (157,742)
                                                                                             ---------

   CONTRIBUTIONS
         Employer's fixed contribution                                                         289,467
         Employer's                                                                            282,679
         Employee's                                                                            592,410
         Rollovers                                                                               3,312
                                                                                             ---------

                  TOTAL CONTRIBUTIONS                                                        1,167,868
                                                                                             ---------

                  TOTAL ADDITIONS                                                            1,010,126
                                                                                             ---------

    DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
         Benefits paid to participants                                                         591,383
         Administrative fees                                                                           483
                                                                                             ---------

                  TOTAL DEDUCTIONS                                                             591,866
                                                                                             ---------

                  NET INCREASE                                                                 418,260

    NET ASSETS AVAILABLE FOR BENEFITS:

         Beginning of year                                                                   6,620,284
                                                                                             ---------

         End of year                                                                        $7,038,544
                                                                                             =========












---------------------------------------
The accompanying notes are an integral part of these financial statements.

                                                                  -3-


                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000



NOTE A - DESCRIPTION OF PLAN


          The following brief description of The First National Bank of Chester County - Retirement Savings Plan is provided for general purpose only. Members should refer to the Plan agreement for more complete information.

          GENERAL

          Effective January 1, 1999, the Plan has been amended and restated in its entirety. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          MEMBERSHIP IN THE PLAN

          Each employee who was participating in the prior plan on December 31, 1994, shall automatically continue as a member. Each other employee who is an eligible employee as of the effective date shall become a member of the Plan on such date.

          Eligible employee for purposes of 401(K) deferrals means any employee who has been employed for at least one continuous year and is scheduled to complete 1,000 hours of service during each plan year. The 401(k) deferral requirement is available to all employees with 90 days of service.

          EMPLOYER FIXED CONTRIBUTIONS

          Each plan year the employer shall contribute an additional contribution to the fund on account of each member equal to 3% of the member's compensation up to $30,000, plus 6% of the member's compensation in excess of $30,000 of the member's compensation. The contribution shall only be made for members who have completed one year of service, are employed on the last day of the plan year and complete 1,000 hours of service during the plan year. The contribution for a member shall be made whether or not a basic contribution was made for such member.

          MEMBER ACCOUNTS

          All contributions by or on behalf of a member shall be deposited to the appropriate account established for each member. As of each valuation date, the accounts of each member shall be adjusted to reflect any realized and unrealized gains or losses and income or expense of the fund according to nondiscriminatory procedures uniformly applied based on the value of the member's accounts as of the preceding valuation date.

NOTE A - DESCRIPTION OF PLAN (continued)

          CONTRIBUTIONS

          Each member may authorize the employer to reduce his compensation by any whole percentage up to 15%. Each eligible employee shall file a written election form with the Plan administrator specifying the portion of his compensation that is to be contributed to the plan as a basic contribution.

          The employer shall make a matching contribution for each member, which shall equal $0.75 for each $1.00 allocated to such member's basic contribution up to 5% of the member's eligible compensation. The amount of employer matching contributions may be increased or decreased at the discretion of the board, provided that reasonable notice is provided to members giving them the opportunity to change their elective deferral percentage.

          VESTING

          Effective July 1, 1999, all members in the plan prior to July 1, 1999 shall have a fully vested interest in his basic contribution accounts matching contribution account, additional fixed contribution account, and rollover account at all times. Members entering the plan after July 1, 1999, will vest for employer contributions determined on the basis of the member's number of years of service, according to the following schedule:

                                Vesting Schedule
                               ------------------
               Years of Service                     Percentage
              -----------------                    ------------
               Less than 1                               0%
               1 but less than 2                        33%
               2 but less than 3                        66%
               3 or more                               100%

          PARTICIPANT NOTES RECEIVABLE

          Participants may borrow from their fund accounts a maximum equal to the lesser of $50,000 or 50 percent of their account balance. The loans are currently being repaid over a five-year period. The loans are secured by the balance in the participant's account and bear a reasonable rate of interest. Interest rates range from 6.0% to 10.5%. Principal and interest are paid through payroll deductions.

          PAYMENT OF BENEFITS

          On termination of service, a member may elect to receive either a lump-sum amount or installments over a period not to exceed ten years.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared under the accrual method of accounting.

          PAYMENT OF BENEFITS

          Benefits are recorded when paid.

          VALUATION OF INVESTMENTS

          If available, quoted market prices are used to value investments. Employer securities contributed to the plan shall be valued at a price, which, in the judgement of the Plan administrator, does not exceed the fair market of such securities. The Plan administrator shall make the determination of fair market value in good faith.

          CASH AND CASH EQUIVALENTS

          For purposes of these financial statements, the Plan considers all money market funds to be cash equivalents.

          USE OF ESTIMATES

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

NOTE C - PLAN TERMINATION

          Although it has not expressed any intent to do so, the employer has the right at any time to terminate the Plan by delivering to the Trustee and Administrator written notice of such termination. In the event of Plan termination, participants, as stated, are 100% vested in their accounts.

NOTE D - TAX STATUS

          The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

NOTE E - INVESTMENTS

          The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of those investments. Investments that represent 5% or more of the Plan's net assets are separately identified.

                                                                                         December 31, 2001
                                                                                        -------------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                       Shares                Fair Value
         ---------------------------------                                      ---------              ----------
         Vanguard Bond Index Fund                                                 20,023              $  203,037
         Vanguard Index Trust 500                                                  8,857                 937,893
         Fidelity Equity Income II                                                43,924                 923,730
         Fidelity Dividend Growth                                                 33,103                 937,818
         T Rowe Price Blue Chip Growth                                             2,138                  61,930
         T Rowe Price Int'l Stock Fund                                            25,066                 275,476
         Meridian Value Fund                                                       8,118                 263,170
         PBHG Mid Cap Value Fund                                                  19,839                 315,840
         Bank certificates of deposit                                                  -                 900,000
         First Chester County Corp.                                               99,504               1,543,307
         Notes receivable                                                              -                 133,711
                                                                                                         -------

                  TOTAL INVESTMENTS                                                                   $6,495,912
                                                                                                      ==========


                                                                                         December 31, 2000
                                                                                        -------------------
         Investments at Fair Value as                                           Number of
         Determined by Quoted Market Price                                       Shares                Fair Value
         ---------------------------------                                      ---------              ----------
         Vanguard Index Trust 500                                                  8,921             $ 1,087,147
         Fidelity Equity Income II                                                45,800               1,092,782
         Fidelity Advisor Growth Opportunities Fund                               35,178               1,205,205
         T Rowe Price International Stock Fund                                    24,852                 360,847
         Bank certificates of deposit                                                  -                 710,000
         First Chester County Corp.                                              110,470               1,539,952
         Notes receivable                                                              -                 120,227
                                                                                                         -------

                TOTAL INVESTMENTS                                                                    $ 6,116,160
                                                                                                     ===========

          During the years ended December 31, 2001 and 2000, the Plan's investments (including investments bought, sold and held during the year) appreciated/(depreciated) in value as follows:

                                                                                 2001                    2000
                                                                                 ----                    ----

         Investments at Fair Value as
          Determined by Quoted Market Price
              Mutual funds                                                 $   (551,439)         $     (706,643)

         Investments at Estimated Fair Value
               Common stock                                                     182,315                (696,025)
                                                                              ---------               ---------

         Net appreciation in fair value                                    $   (369,124)         $   (1,402,668)
                                                                             ==========             ===========


NOTE F - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

          The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:


                                                                                 2001                    2000
                                                                                 ----                    ----
         Net assets available for benefits per the
             financial statements                                           $ 7,038,544             $ 6,620,284

         Less timing differences                                                (16,938)                (22,473)
                                                                             ----------               ---------

         Net assets available for benefits per
             Form 5500                                                      $ 7,021,606             $ 6,597,811
                                                                            ===========             ===========



          The following is a reconciliation of the net changes in net assets available for benefits according to the financial statements to Form 5500:


                                                                       2001
                                                                       ----
         Net change in net assets per the
             financial statements                                    $418,260

         Timing differences                                             5,535
                                                                     --------

         Net change in net assets per
             Form 5500                                               $423,795
                                                                     ========

                           OTHER FINANCIAL INFORMATION

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2001


Face Value                                                                                                Fair
Or Shares                      Description                                           Cost                 Value
---------                     ------------                                           ----                ------
                             Mutual Funds
   33,103.339                 Fidelity Dividend Growth
                               Fund                                              $  958,238           $  937,818
   43,924.402                 Fidelity Equity Income II
                               Fund                                               1,129,341              923,730
     8,117.52                 Meridian Value Fund                                   245,233              263,170
   19,839.199                 PBHG Mid Cap Value
                               Fund                                                 311,785              315,840
   25,066.058                 T Rowe Price International
                               Stock Fund                                           375,114              275,476
    2,137.727                 T Rowe Price Blue
                               Chip Growth Fund                                      62,434               61,930
   20,023.375                 Vanguard Bond Index
                               Fund                                                 203,305              203,037
    8,857.243                 Vanguard Index
                               Trust 500                                          1,084,000              937,893
                                                                                  ---------            ---------

                              Total Mutual Funds                                 $4,369,450           $3,918,894
                                                                                 ==========           ==========

                              Common Stocks
       99,504                  First Chester County Corp.                        $1,367,094           $1,543,307
                                                                                  ---------            ---------

                              Total Common Stocks                                $1,367,094           $1,543,307
                                                                                 ==========           ==========

                              Bank Certificates of Deposit

50,000                        Certificate of Deposit                                 50,000               50,000
                                6.10  01/16/02
10,000                        Certificate of Deposit                                 10,000               10,000
                                6.10  02/11/02
15,000                        Certificate of Deposit                                 15,000               15,000
                                6.10  03/03/02
65,000                        Certificate of Deposit                                 65,000               65,000
                               6.30  04/16/02
15,000                        Certificate of Deposit                                 15,000               15,000
                               6.16  06/30/02
30,000                        Certificate of Deposit                                 30,000               30,000
                               6.10  07/14/02









__________________________________

See accompanying auditor's report.

                                                                      -9-

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 2001

Face Value                                                                                                Fair
  or Shares                            Description                                       Cost             Value
-----------                           ------------                                     --------          -------
15,000                        Certificate of Deposit                                    15,000            15,000
                               6.77  09/27/02
10,000                        Certificate of Deposit                                    10,000            10,000
                               6.10  10/03/02
10,000                        Certificate of Deposit                                    10,000            10,000
                               6.77  11/27/02
25,000                        Certificate of Deposit                                    25,000            25,000
                               6.00  12/16/02
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/02/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.90  03/13/03
50,000                        Certificate of Deposit                                    50,000            50,000
                               5.90  05/04/03
40,000                        Certificate of Deposit                                    40,000            40,000
                               5.85  06/17/03
20,000                        Certificate of Deposit                                    20,000            20,000
                               5.85  07/02/03
30,000                        Certificate of Deposit                                    30,000            30,000
                               7.00  08/07/04
15,000                        Certificate of Deposit                                    15,000            15,000
                               7.00  09/01/04
30,000                        Certificate of Deposit                                    30,000            30,000
                               5.30  12/09/04
20,000                        Certificate of Deposit                                    20,000            20,000
                               5.70  02/23/05
20,000                        Certificate of Deposit                                    20,000            20,000
                               6.05  03/02/05
25,000                        Certificate of Deposit                                    25,000            25,000
                               6.30  03/28/05
25,000                        Certificate of Deposit                                    25,000            25,000
                               6.30  04/14/05
25,000                        Certificate of Deposit                                    25,000            25,000
                               6.30  05/30/05
20,000                        Certificate of Deposit                                    20,000            20,000
                               6.30  06/13/05
10,000                        Certificate of Deposit                                    10,000            10,000
                               7.00  08/01/05
10,000                        Certificate of Deposit                                    10,000            10,000
                               5.50  09/06/05
10,000                        Certificate of Deposit                                    10,000            10,000
                               5.50  10/06/05
10,000                        Certificate of Deposit                                    10,000            10,000
                               6.25  10/27/05
10,000                        Certificate of Deposit                                    10,000            10,000
                               4.30  11/17/05

----------------------------------
See accompanying auditor's report.

                                                                      -10-

                   THE FIRST NATIONAL BANK OF CHESTER COUNTY -
                             RETIREMENT SAVINGS PLAN

           SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (CONTINUED)

                                DECEMBER 31, 2001


Face Value                                                                                                Fair
  or Shares                            Description                                       Cost                Value
-------------                         ------------                                    ------------       -----------

15,000                        Certificate of Deposit                                    15,000            15,000
                                6.30  11/27/05
10,000                        Certificate of Deposit                                    10,000            10,000
                                3.35  01/03/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                5.80 01/23/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                5.50  02/06/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                4.30  02/17/06
20,000                        Certificate of Deposit                                    20,000            20,000
                                4.95  04/23/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                3.35  07/03/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                4.30  08/17/06
30,000                        Certificate of Deposit                                    30,000            30,000
                                4.78  09/17/06
20,000                        Certificate of Deposit                                    20,000            20,000
                                3.35  10/14/06
10,000                        Certificate of Deposit                                    10,000            10,000
                                3.35  11/03/06
20,000                        Certificate of Deposit                                    20,000            20,000
                                3.95  11/14/06
30,000                        Certificate of Deposit                                    30,000            30,000
                                3.95  12/14/06                                        --------          --------


                              Total Certificates of Deposit                         $  900,000        $  900,000
                                                                                    ==========         =========

                              Cash and Cash Equivalents
                               Money Market Obligations                               $187,301          $187,301
                                                                                      --------          --------

                              TOTAL CASH AND
                               CASH EQUIVALENTS                                       $187,301          $187,301
                                                                                      ========          ========











----------------------------------
See accompanying auditor's report.

                                                                      -11-

                    THE FIRST NATIONAL BANK OF CHESTER COUNTY
                             RETIREMENT SAVINGS PLAN

                SCHEDULE OF REPORTABLE TRANSACTIONS IN EXCESS OF
                             5% OF BEGINNING ASSETS

                      FOR THE YEAR ENDED DECEMBER 31, 2001





                                                                   Purchase             Sales             Realized
                                                                    Price              Proceeds          Gain/Loss
                                                                   -------             --------          ---------
Description

Series of transactions in one issue
Money Market obligations
   $1.00/sh                                                       $3,822,014         $3,822,014          $       -
Money Market obligations
   $1.00/sh                                                        3,824,215          3,824,215                  -
First Chester County Corp
  20,623 shares                                                      167,154            348,131            180,977
Fidelity Advisor Growth
  39413.496 shares                                                 1,546,654          1,179,404           (367,250)
Vanguard Index Trust 500
  4378.605 shares                                                    486,912            479,527             (7,385)
Fidelity Dividend Growth Opp
  34048.997 shares                                                 1,013,230                  -                  -
Vanguard Index Trust 500
  4199.376 shares                                                    477,201                  -                  -



























----------------------------------
See accompanying auditor's report.

                                                                 -12-

                           AUDITOR'S CONSENT



     We consent to the incorporation by reference in the registration statement of First Chester County Corporation on Form S-8 (File No. 333-15733) of our reports dated June 17, 2002, and June 15, 2001 on our audits of The First National Bank of Chester County Retirement Savings Plan as of December 31, 2001 and 2000, and for the years then ended, and as of December 31, 2001 and 2000, and for the years then ended, respectively, which reports are included in this annual report on form 11-K.



                                                UMBREIT, DITTMER & KORENGEL, PC
                                                Kennett Square, Pennsylvania

                                                Dated: June 28, 2002
                                                      ----------------